EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2008

	Shares	Earnings Per Share
	(In Thousands)

Basic Weighted Average Shares Outstanding	7,199	$0.28

Diluted
Average Shares Outstanding
Common Stock Equivalents	-

	7,199	$0.28

	Year Ended December 31, 2007

Basic Weighted Average Shares Outstanding	7,189	$1.19

Diluted
Average Shares Outstanding	7,189
Common Stock Equivalents	8

	7,197	$1.19